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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2006

SEC FILE NUMBER
8- 42004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CURREN & COMPANY

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4400 MACARTHUR BLVD., SUITE 970
                                    (No. and Street)

NEWPORT BEACH   CALIFORNIA   92660
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 BILL F. CURREN   949/476-3230
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
                    (Name – if individual, state last, first, middle name)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 8 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ BILL F. CURREN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CURREN & COMPANY _____ , as of _____ DECEMBER 31, _____ , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BILL F. CURREN   Signature

PRESIDENT
Title

_____ Georgia J. Shaw _____
Notary Public GEORGIA F. SHAW

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CURREN & COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

(With Independent Auditors' Report Thereon)

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Curren & Company
Newport Beach, California

We have audited the accompanying statement of financial condition of Curren & Company as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curren & Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 9-11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule I7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 31, 2006

CURREN & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash in bank	$ 8,891
Deposit – Clearing agent	75,360
Receivable – Clearing agent	12,509
Marketable securities	272,584
Other receivable – Employees	9,326
Prepaid income taxes	800
Property and equipment, net	2,263
Deferred tax asset	6,556
Other assets	8,582
Total assets	$ 396,871

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 10,958
Payables to broker/dealer – Clearance account		169,159
Total liabilities		180,117
Stockholders' equity:		
Common stock without par value; authorized, issued and outstanding, 100 shares	$ 54,758	
Retained earnings	161,996	
Total stockholders' equity		216,754
Total liabilities and stockholders' equity		$ 396,871

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions		$ 569,031
Interest and dividends		62,253
Realized and unrealized gains and losses		22,256
Total revenues		653,540
Expenses:		
Employee compensation and benefits	$ 433,607	
Rent	91,059	
Floor brokerage, exchange clearance and regulatory fees	75,997	
Outside services	6,271	
Office expenses	43,843	
Telephone	8,003	
Professional fees	10,275	
Interest	5,898	
Depreciation	661	
Other expenses	4,325	
Total expenses		679,939
Loss before income taxes		(26,399)
Income taxes:		
Current	1,100	
Deferred	(6,556)	
Total income taxes		(5,456)
Net loss		$ (20,943)

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings	Total
Balance at December 31, 2004	$ 54,758	182,939	237,697
Net income for the year ended December 31, 2005	-	(20,943)	(20,943)
Balance at December 31, 2005	$ 54,758	161,996	216,754

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss		$ (20,943)
Adjustments to reconcile net loss to		
net cash provided from operating activities:		
Unrealized and realized gains and losses	$ (22,256)	
Depreciation	661	
Decrease in clearing deposits	2,043	
Increase in receivables – Clearing agent	4,464	
Increase in payables and accrued expenses	48,447	
Decrease in income taxes payable	(5,471)	
Increase in deferred tax asset	(6,556)	
Decrease in prepaid taxes	535	
Total adjustments		21,867
Net cash flows provided by operating activities		924
Cash flows from investing activities:		
Proceeds from sales of securities	2,142,739	
Net purchases - Marketable securities	(2,132,954)	
Purchase of equipment	(2,528)	
Net cash flows provided by investing activities		7,257
Cash flows from financial activities		-
Net increase in cash		8,181
Cash at beginning of year		710
Cash at end of year		$ 8,891

SUPPLEMENTAL CASH INFORMATION

Cash payments for taxes	$ 7,317
Cash payments for interest	$ 5,898

The accompanying notes are an integral part of these financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Newport Beach, California. The Company is subject to a minimum net capital requirement of $50,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.   The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2)   PROPERTY AND EQUIPMENT

Furniture and computer equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of seven and five years, respectively. At December 31, 2005, the financial statement memorandum account for fixed assets consisted of the following:

Equipment	$ 31,834
Computers	19,816
Total	51,650
Accumulated depreciation	(49,387)
Net book value	$ 2,263

(3)   COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a lease agreement in June 2001 expiring June 2006. The lease is in the name of the Company's president with lease payments to be made by the Company. The following is a schedule of the annual lease (rent) payments due, which are subject to an increase based on the building's operating expense allowance.

Year Ended December 31	Amount
2006	$ 51,393
Total commitments	$ 51,393

(4)   PROFIT-SHARING PLAN

The Company adopted a profit-sharing plan on December 27, 1997, covering all employees after the completion of one-year eligibility service. No contributions were made during 2004.

(5)   INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 1,100	$ 1,100
Deferred	(4,125)	(2,431)	(6,556)
Total	$ (4,125)	$ (1,331)	$ (5,456)

The Company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in law or rates. Deferred taxes at December 31, 2005, consisted primarily of the tax benefit of net operating loss carryforwards.

(6)   SECURITIES OWNED AT MARKET VALUE

The Company holds securities available for sale which are stated at fair market value as of December 31, 2005. These securities are listed on national exchanges and the fair value is determined based on published market prices.

(7)   NET CAPITAL

The Company is subject to a $50,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, the net capital was $111,540 which exceeded the required minimum capital by $61,540. The aggregate indebtedness to net capital ratio was 1.61 to 1.

CURREN & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total ownership equity		$ 216,754
Less non-allowable assets:		
Property and equipment, net	$ 2,263	
Prepaid taxes	800	
Receivables – Employees	9,326	
Deposits - Other assets	8,582	
Deferred tax asset	6,556	(27,527)
Net capital before haircuts		189,227
Haircuts:		
Marketable securities	40,888	
Undue concentration	36,799	(77,687)
Net capital		$ 111,540

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 12,007
Minimum dollar net capital required	$ 50,000
Net capital requirement (greater of above two figures)	$ 50,000
Excess net capital	$ 61,540

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 180,117
Ratio of aggregate indebtedness to net capital	1.61 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule
15c3-3 and does not hold customer funds or securities.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Curren & Company
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedules of Curren & Company for the year ended December 31, 2005, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital pursuant to Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Long Beach, California
January 30, 2006

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